UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                                 XENOMICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    98410V109
                                 (CUSIP Number)

                                January 28, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          246,154
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            246,154
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     246,154
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.501%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          171,077
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            171,077
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     171,077
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.044%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          505,848
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            505,848
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     505,848
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.077%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        961,539, some of which are held by Mercator Momentum Fund
                    and Mercator Momentum Fund III (together, the "Funds"), some
  OWNED BY          of which are owned by Monarch Pointe Fund, Ltd. ("MPF"), and some of which are owned by M.A.G. Capital, LLC ("MAG"). MAG
    EACH            is the general partner of the Funds and controls the
                    investments of MPF.
  REPORTING    -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
   PERSON
                    0
    WITH       -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    961,539, some of which are held by the Funds, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     961,539
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.810%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY
                    961,539, all of which are held by the Funds, MPF and MAG.
  OWNED BY          David F. Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            961,539, all of which are held by the Funds, MPF and MAG.
                    David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     961,539
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.810%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 7 of 13 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Xenomics, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 420 Lexington Avenue, Suite 1701, New York, New York 10170.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.0001 per share (the "Common Stock").

      (e) The CUSIP number is 98410V109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 8 of 13 Pages

      (e) |_| An investment adviser in accordance with ss. 240.13d-
1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds and MPF each own shares of Common Stock. The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of January 28, 2005, the Funds, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 205,128 shares of Common Stock and warrants to purchase up to 41,026 shares of Common Stock.

      Momentum Fund III owned 142,564 shares of Common Stock and warrants to purchase up to 28,513 shares of Common Stock.

      MPF owned 421,539 shares of Common Stock and warrants to purchase up to 84,309 shares of Common Stock.

      MAG owned warrants to purchase up to 38,460 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

                                  SCHEDULE 13G

CUSIP No. 98410V109                                           Page 9 of 13 Pages

      Assuming that the Issuer had 15,588,737 shares of Common Stock outstanding as of January 28, 2005, which is the number reported by the Issuer as outstanding as of December 14, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                        Shares Owned          Percentage
                                        ------------          ----------

          Momentum Fund                    246,154              1.501%

          Momentum Fund III                171,077              1.044%

          MPF                              505,848              3.077%

          MAG                              961,539              5.810%

          David F. Firestone               961,539              5.810%

                                  SCHEDULE 13G

CUSIP No. 98410V109                                          Page 10 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 98410V109                                          Page 11 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005                  MERCATOR MOMENTUM FUND, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: February 9, 2005                  MERCATOR MOMENTUM FUND III, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: February 9, 2005                  MONARCH POINTE FUND, LTD.

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Director


Dated: February 9, 2005                  M.A.G. CAPITAL, LLC

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager
Dated: February 9, 2005
                                         /s/ David F. Firestone
                                         --------------------------------------
                                              David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 98410V109                                          Page 12 of 13 Pages


                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 98410V109                                          Page 13 of 13 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Xenomics, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

MERCATOR MOMENTUM FUND, L.P.


By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    -------------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    -------------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    -------------------------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    -------------------------------------
    Harry Aharonian, Director

/s/ David F. Firestone
-----------------------------------------
      David F. Firestone